Exhibit 99.2

Happiness Development Announces $6.7 Million Registered Direct Offering To Support Its Auto Business

NANPING, China, March 11, 2022 /PR Newswire/ -- Happiness Development Group Limited (“HAPP” or the “Company”), (NASDAQ: HAPP) an emerging and diversified company engaging in the business of production of nutraceutical and dietary supplements, providing e-commerce sales and e-commerce marketing solutions, and the sales of automobile today announced that it has entered into a securities purchase agreement with certain non-U.S. strategic investors for a registered direct placement of approximately $6.7 million, pursuant to which the Company agreed to sell 19.2 million Class A ordinary shares at a per share purchase price of $0.35.

The Company intends to use the gross proceeds in the development of the Company’s auto business under the brand of "Taochejun" and for working capital and general corporate purposes.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-250026) previously filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective on November 23, 2020. A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov.

"We are glad to announce the second round of financing for Taochejun during the past year. Taochejun has made great achievements in the past year, especially after the last round of financing in June 2021. With the contribution from our strategic investors, Taochejun has made exciting progress in the development of various businesses. We are confident that this round of a larger financing will not only bring us more resources in the auto industry, but will also further accelerate the development of Taochejun." said Mr. Xuezhu Wang, CEO of the Company.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Happiness Development Group Limited

Headquartered in Nanping, China, Happiness Development Group Limited currently has three business lines: nutraceutical and dietary supplements, e-commerce and automobile sales. The nutrition and dietary supplements business is focusing on the research, development, manufacture and marketing of various products made from Chinese herbal extracts and other ingredients. Over the past 17 years, we have established a product portfolio consisting of 23 PRC National Medical Products Administration registered “Blue-Cap” SKUs of nutraceutical and dietary supplements products. Our e-commerce business focuses on offering e-commerce solutions, including advertising and information technology services to small and medium-sized enterprises in China. We also run our online stores which carries our products of dietary supplements and other selected products sourced from the small and medium-sized enterprises in China. Our mission for the e-commerce business is to enable small and medium-sized enterprises to fully leverage the power of e-commerce to grow rapidly. Our automobile sales adopts the B2B business model and is committed to optimizing the auto supply chain by connecting car dealers on our online automobile sales platform and offering the overall services for purchasing automobiles. For more information, please visit: www.happ.org.cn

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the terms of the Agreement not hereafter being memorialized in a definitive agreement; the outcome of any legal proceedings that have been, or will be, instituted against the Company or other parties to the Agreement following announcement of the Agreement and transactions contemplated therein; the inability to complete the transactions contemplated by the Agreement due to unsatisfied closing conditions; risks that the proposed transaction disrupts current plans and operations as a result of the announcement of the Agreement and consummation of the transaction described therein; costs related to the proposed transactions contemplated by the Agreement; changes in applicable laws or regulations; and other risks and uncertainties described herein, as well as those risks and uncertainties contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

CONTACT: Jack Li, +86-599-7828808, ir@fjxfl.com